

Mail Stop 4720

July 9, 2018

Millar Wilson
Vice Chairman & CEO
Mercantil Bank Holding Corporation
220 Alhambra Circle
Coral Gables, FL 33134

   Re: Mercantil Bank Holding Corporation
     Amendment No. 1 to Form 10-12B
     Filed June 29, 2018
     File No. 001-38534

Dear Mr. Wilson:

  We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Cover Page

1. We note that you are contemplating an internal reorganization to reduce the number of shareholders by 80-85%, and that you do not intend to seek a shareholder vote to complete the reorganization. Please provide your analysis as to how the Distribution, combined with the internal reorganization, does not constitute a sale of securities within the meaning of Section 2(a)(3) of the Securities Act. Your analysis should specifically address SLB 4, including the requirement that the spin-off be pro-rata to the parent shareholders. Further, please provide your analysis as to how the internal reorganization adheres to the original transaction structure that you presented to Corp Fin staff in December of 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Michael Clampitt
Senior Staff Attorney
Office of Financial Services

cc: Chip MacDonald, Esq.